UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Update regarding Legal Proceeding in connection with the Dorad 2 Project

Ellomay Capital Ltd. (the “Company”), hereby provides an update in connection with the claim filed with the Israeli District Court of Tel Aviv by Edelcom Ltd. (“Edelcom”), which holds 18.75% of the shares of Dorad Energy Ltd. (“Dorad”), against Dorad and its other shareholders, including Ellomay Luzon Energy Infrastructures Ltd. (a private company that is 50% owned by the Company and holds 33.75% of the shares of Dorad), in September 2024 (the “Claim”).

The Claim included a petition for several declaratory judgements in connection with the potential expansion of the Dorad power plant (“Dorad 2”), including that any resolution of the shareholders or the board of directors of Dorad to advance and manage the construction of a new power plant or the expansion of the existing power plant, including the “Dorad 2” project, will be approved only if all of the shareholders or all of the directors, as the case may be, voted in favor of the resolution. In addition, Edelcom requested in the Claim that the court issue a permanent injunction instructing Dorad and its other shareholders, including anyone on their behalf, not to do any action that relates to a change in Dorad’s field of operation, including planning and construction of a new power plant or the expansion of the existing power plant, including in connection with “Dorad 2” and approving budgets for these actions and/or performing any tests in connection therewith, unless these actions were unanimously approved by the shareholders of Dorad.

On December 15, 2025, Edelcom submitted a notice and request to the court, requesting the dismissal of the Claim following a preliminary hearing held on November 11, 2025, while reserving all of its claims and rights, including the right to file a new claim based on the same facts underlying the Claim.

For more information about the Claim see the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission (“SEC”) on April 30, 2025 and the Form 6-K submitted by the Company to the SEC on December 1, 2025.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: December 16, 2025

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